UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 1 May, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

                                             This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 1 April 2020 entitled ‘VODAFONE COMPLETES SALE OF VODAFONE MALTA’.

2.             A Stock Exchange Announcement dated 1 April 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

3.             A Media Announcement dated 6 April 2020 entitled ‘VODACOM AND SAFARICOM JOINT VENTURE TO ACCELERATE M-PESA EXPANSION’.

4.             A Media Announcement dated 8 April 2020 entitled ‘VODAFONE FOUNDATION AND SCIENTISTS AT IMPERIAL COLLEGE LONDON TEAM UP TO USE CROWDSOURCING APP TO HELP IN THE FIGHT AGAINST CORONAVIRUS’.

5.             A Media Announcement dated 16 April 2020 entitled ‘VODAFONE ANNOUNCES NEW EMPLOYEE FUNDRAISING INITIATIVE TO HELP LOCAL CHARITIES’.

RNS Number: 3124I

Vodafone Group Plc

01 April 2020

1 April 2020

VODAFONE COMPLETES SALE OF VODAFONE MALTA

Further to the announcement on 19 December 2019, Vodafone Group Plc announces it has completed the sale of 100% of Vodafone Malta to Monaco Telecom SAM for a cash consideration equivalent to an Enterprise Value of €250 million, implying FY19 multiples of 7.8x EBITDA and 13.1x OpFCF1.

1. Defined as EBITDA minus capex

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 2630I

Vodafone Group Plc

01 April 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 March 2020:

Vodafone’s issued share capital consists of 28,815,914,978 ordinary shares of US$0.20 20/21 of which 2,043,750,434 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,772,164,544. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

News Release

06 April 2020

6 April 2020

VODACOM AND SAFARICOM JOINT VENTURE TO ACCELERATE M-PESA EXPANSION

Vodacom and Safaricom announce that they have completed the acquisition of the M-PESA brand, product development and support services from Vodafone through a newly-created joint venture.

The transaction, which was first announced in 2019, will accelerate M-PESA’s growth in Africa by giving both Vodacom and Safaricom full control of the M-PESA brand, product development and support services as well as the opportunity to expand M-PESA into new African markets.

Shameel Joosub, Vodacom Group CEO, said: “This is a significant milestone for Vodacom as it will accelerate our financial services aspirations in Africa. Our joint venture will allow Vodacom and Safaricom to drive the next generation of the M-PESA platform — an intelligent, cloud-based platform for the smartphone age. It will also help us to promote greater financial inclusion and help bridge the digital divide within the communities in which we operate.”

Michael Joseph, outgoing Safaricom CEO said: “For Safaricom, we’re excited that the management, support and development of the M-Pesa platform has now been relocated to Kenya, where the journey to transform the world of mobile payments began 13 years ago. This new partnership with Vodacom will allow us to consolidate our platform development, synchronise more closely our product roadmaps, and improve our operational capabilities into a single, fully converged Centre of Excellence.”

Nick Read, Vodafone Group’s CEO, said: “M-PESA is hugely successful and enables millions of unbanked people in Africa to transfer money, pay bills and trade. It benefits communities and helps create a multitude of small and micro-business ventures. However, with the rapid increase in smartphone penetration, the evolution into financial services and the potential for geographical expansion, we believe the next step in M-PESA’s African growth will be more effectively overseen by Vodacom and Safaricom.”

M-PESA is the largest payments platform on the African continent, it has 40 million users and processes over a billion transactions every month. M-PESA is operational in Kenya, Tanzania, Lesotho, Democratic Republic of Congo, Ghana, Mozambique and Egypt. Currently around 25% of all M-PESA customers have access to a smartphone — a figure that is growing by 10% every year.

The disposal of the M-PESA brand, support and product development services to Vodacom and Safaricom is broadly financially neutral for Vodafone Group.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

Vodacom

Lexi Fincham

Tel:  +27 72 992 0641

Lexi.Fincham@vodacom.co.za

Safaricom

Safaricom PR & Corporate Communications

Tel: +254 722 005211

PRComms@Safaricom.co.ke

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 23 countries, partners with mobile networks in 42 more, and fixed broadband operations in 18 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodacom

Vodacom is a leading African communications company providing a wide range of communication services, including mobile voice, messaging, data, financial and converged services to over 117 million (including Safaricom) customers. From our roots in South Africa, we have grown our mobile network business to include operations in Tanzania, the DRC, Mozambique, Lesotho and Kenya. Our mobile networks cover a population of over 291 million people. Through Vodacom Business Africa (VBA), we offer business managed services to enterprises in 50 countries. Vodacom is majority owned by Vodafone (60.5% holding), one of the world’s largest communications companies by revenue.

About Safaricom

Safaricom transforms lives.

We provide voice, data, financial services and enterprise solutions for a range of customers, small businesses and government, using a variety of platforms. We delight over 34.5 million customers, providing over 200,000 touch points for our customers and offering over 100 different products under our portfolio.

Listed on the Nairobi Securities Exchange and with annual revenues in excess of KES 200 Billion, Safaricom invested KES 38 billion in infrastructure this year, providing over 93% of Kenya’s population with 4G and 3G coverage and providing 2G coverage to 96% of Kenyans. Safaricom has harnessed its proprietary fibre infrastructure to build a dedicated enterprise business, which provides managed I.T. services to clients in the East African region.

Safaricom pioneered commercial mobile money transfer globally through M-PESA, the most successful service of its kind anywhere in the world.  Launched in March 2007, M-PESA now has over 23.6 million active customers and over 176,000 M-PESA Agent outlets countrywide.

For more news, please visit: https://www.safaricom.co.ke/about/media-center/publications/press-release

For media-ready photos, visit: https://www.flickr.com/photos/safaricom_pr

News Release

08 April 2020

8 April 2020

VODAFONE FOUNDATION AND SCIENTISTS
AT IMPERIAL COLLEGE LONDON TEAM UP TO USE CROWDSOURCING APP TO HELP IN THE FIGHT AGAINST CORONAVIRUS

•                  Vodafone Foundation and Imperial College London scientists deploy DreamLab app to speed up coronavirus research

•                  DreamLab uses the processing power of smartphones to help analyse complex data while their owners sleep

•                  Data will help Imperial College London scientists identify existing drugs and food-based molecules with anti-viral properties, ultimately enabling tailored treatments for patients with coronavirus

Smartphone users are being encouraged to harness the collective processing power of their mobile phones to help speed up research into treatments for the novel coronavirus (COVID-19) using the free DreamLab app, as part of a partnership between Vodafone Foundation and scientists at Imperial College London.

DreamLab is a specialist app, developed by Vodafone Foundation Australia as an easy way for anyone to support cancer research while their phone is on charge overnight. Today, a new Corona-AI project has launched on the app, which will use the same technology to help in the fight against the coronavirus outbreak. It is available to download now in Australia, Italy, New Zealand, Spain, Romania and the UK, with other countries to follow in the coming weeks.*

“We are pleased to offer our DreamLab technology to assist researchers at Imperial College in their work to fight coronavirus,” said Joakim Reiter, Vodafone Foundation Trustee and External Affairs Director, Vodafone Group. “Vodafone Foundation’s award winning DreamLab app has already supported discoveries through cancer research thanks to our customers’ participation, and we want to do our part now as society battles against COVID-19.”

The project combines artificial intelligence and the processing power of idle smartphones to speed up the discovery of novel anti-viral components in existing medicines and help the hunt for anti-viral molecules in foods. The app works by creating a network of smartphones to power a virtual supercomputer, capable of processing billions of calculations, without collecting or disclosing users’ location data. No personal data is downloaded to or processed from the user’s device.

Researchers believe that in the long run this work could speed up access to effective drugs and enable tailored treatments against this infectious disease.

The project is split into two phases:

1.             To identify uses of the existing drugs and food-based molecules with anti-viral properties

2.             To optimise combinations of these drugs and food molecules with antiviral properties for improved efficiency against coronavirus infections

While traditional experimental research and standard research methods could take years to develop, the mobile cloud-based processing approach of DreamLab can drastically reduce the time taken to analyse the huge amount of data that exists. A desktop computer running 24-hours a day would take decades to process the data, but a network of 100,000 smartphones running overnight could do the job in just a couple of months.

Dr Kirill Veselkov from the Department of Surgery and Cancer at Imperial College London, who is leading the research, said: “We urgently need new treatments to tackle Covid-19. There are existing drugs out there that might work to treat it, but we need to do complex analyses using artificial intelligence to find out which molecule or combinations of molecules might be able to disrupt the virus when it’s inside the body. All of this takes a huge amount of computing power and DreamLab enables us to do this important work in a much shorter timeframe.”

DreamLab is free to download and free to use for Vodafone customers, meaning it does not eat into monthly data allowances. The app can also be used across other networks, with users choosing how much data they wish to donate, or connecting via Wi-Fi.

To download the app, search for DreamLab in the App store for iOS or Play Store for Android.

*DreamLab will be launching from 27th April in Portugal, Ghana, South Africa, Lesotho, Germany; and launching in Ireland, Greece, Turkey and Albania from 1st June

- ends -

Notes to Editors

About Vodafone Foundation

Vodafone Foundation is at the centre of a network of global and local social investment programmes. Vodafone Foundation’s Connecting for Good programme combines charitable giving and technology to make a difference in the world. Vodafone Foundation is an independent UK registered charity, registered charity number 1089625.

About Imperial College London

Imperial College London is one of the world’s leading universities. The College’s 17,000 students and 8,000 staff are expanding the frontiers of knowledge in science, medicine, engineering and business, and translating their discoveries into benefits for our society.

Imperial is the UK’s most international university, according to Times Higher Education, with academic ties to more than 150 countries. Reuters named the College as the UK’s most innovative university because of its exceptional entrepreneurial culture and ties to industry.

http://www.imperial.ac.uk/

News Release

16 April 2020

16 April 2020

VODAFONE ANNOUNCES NEW EMPLOYEE FUNDRAISING INITIATIVE TO HELP LOCAL CHARITIES

Employee donations will be matched by Vodafone and Vodafone Foundation and will support charities — selected by our local Foundations — who are helping the most in need

•                  As a result of the Coronavirus crisis, local charities are facing funding challenges, which is limiting their ability to help the vulnerable in our societies

•                  Consequently, Vodafone is launching a new employee fundraising initiative specifically designed to help a number of local charities, which have been selected by our various Foundations

•                  Vodafone’s CEO Nick Read and CFO Margherita Della Valle will kick-start the fundraising by donating 25% of their salaries from April to June

•                  The total amount raised by Vodafone’s employees will then be matched by the Vodafone Group and Vodafone Foundation

•                  Separately, Vodafone’s Foundation has already contributed €5.4 million in cash and in-kind donations

•                  Also, Vodafone Group and its operating companies have already provided services in-kind and made donations, as well as introducing a number of initiatives designed to support our customers during this challenging time. These include commercial offerings in many countries to help the most vulnerable, measures to improve access to health information and free online medical consultations, and enabling free eLearning for schoolchildren from the top global online education providers.

The COVID-19 lockdowns to combat the spread of the virus are causing significant upheaval around the globe and the resultant economic turbulence is having a detrimental effect on many people’s lives. This is causing many more people than usual to turn to local charities for help. Unfortunately, this greater demand on their services is coming at a time when local charities’ finances are also being placed under considerable strain, as their usual sources of funding are being constrained by the lockdowns.

This is why the new Vodafone fund is aimed specifically at helping a number of these local charities across our markets, who will be providing much needed assistance to the most vulnerable during these difficult times.

Nick Read, Vodafone’s CEO, said “Our employees and Foundations are already supporting a number of local charities in their communities, who now more than ever need assistance in their mission. That’s why I’m pleased to launch this employee-led fundraising initiative, with financial support from Group and the Foundation. I hope it will generate much-needed additional funding for the charities, which are under real pressure right now to provide the vital support for those most in need, as societies cope with the effects of COVID-19.”

Vodafone Group and the Vodafone Foundation will match whatever is the total amount raised by Vodafone and Vodacom’s employees. Nick Read and CFO Margherita Della Valle have kicked-off the initiative by donating 25% of their salaries for the three months of April, May and June. They will be joined by the other members of Vodafone’s Executive Committee, who will also be contributing to the fund.

The funding campaign will run from April until the end of June 2020 and the initial selection of local charities includes:

•                  National Emergencies Trust in the UK (Vodafone Group employees);

•                  British Red Cross and SafeLives in the UK;

•                  Off Road Kids Stiftung in Germany;

•                  Food Banco de Alimentos de Madrid in Spain;

•                  Italian Red Cross in Italy;

•                  Chão dos Meninos in Portugal;

•                  Hungarian Interchurch Aid and Hungarian Charity Service of the Order of Malta in Hungary;

•                  Association for Community Relations in Romania;

•                  the Red Cross and Infoxchange in Australia;

•                  the Egyptian Food Bank in Egypt;

•                  ALONE and ISPCC in Ireland;

•                  Girls Excellence Movement in Ghana;

•                  Femme en Déstresse A. S. B. L. in Luxembourg;

•                  SHOFCO in Kenya;

•                  Don Bosco NGO in DRC;

•                  Feeding America and the United Way Covid 19 Fund in the United States.

Since the effects of COVID-19 have been felt in our markets, Vodafone and Vodacom have launched a number of measures to help our customers and the societies in which we operate. These include initiatives in healthcare, education and free services for the most vulnerable and for health workers. For more information on our COVID-19 activities please visit https://www.vodafone.com/covid19 or the websites of many of our operating companies.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 23 countries, partners with mobile networks in 42 more, and fixed broadband operations in 18 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Foundation

Vodafone Foundation is at the centre of a network of global and local social investment programmes. Vodafone Foundation’s Connecting for Good programme combines charitable giving and technology to make a difference in the world. Vodafone Foundation is an independent UK registered charity, registered charity number 1089625.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 1, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary